[FHN Letterhead]

March 17, 2020

VIA EDGAR AND FEDEX

Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Sonia Bednarowski

Re:	First Horizon National Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed March 9, 2020
File No. 333-235757

Dear Ms. Bednarowski:

On behalf of First Horizon National Corporation (“First Horizon”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the Securities and Exchange Commission (the “Commission”) to First Horizon’s amendment No. 2 to the registration statement on Form S-4 filed with the Commission on March 9, 2020 (the “Registration Statement”) contained in your letter dated March 12, 2020 (the “Comment Letter”), I submit this letter containing First Horizon’s responses to the Comment Letter. The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in bold text followed by our response.

In connection with this letter, we are filing a third amendment to the Registration Statement (“Amendment No. 3”) on the date hereof.

Item 21. Exhibits and Financial Statement Schedules

Exhibit 8.2, page II-2

1.	Please have counsel revise Exhibit 8.2 to state that the disclosure in the “Material U.S. Federal Income Tax Consequences of the Merger” is counsel’s opinion regarding the material U.S. federal income tax consequences of the merger. In this regard, we note that counsel states that it is of the opinion that the summaries of

Securities and Exchange Commission

March 17, 2020

certain provisions of the U.S. federal income tax laws and regulations or legal conclusion are accurate summaries of such matters is all material respects.

RESPONSE:

In response to the Staff’s comment, Exhibit 8.2 has been revised.

General

2.	We note that both First Horizon and IBKC incorporate by reference their annual reports filed on Form 10-K for the fiscal year ended December 31, 2019. However, both the Form 10-Ks incorporate information from the company’s proxy statement which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Please either amend the Form 10-Ks to include the Part III information, file the proxy statements, or include the required information in the Form S-4. Please refer to Compliance and Disclosure Interpretations Securities Act Forms, Question 123.01, which can be found on our website for guidance.

RESPONSE:

First Horizon confirms that it filed its annual proxy statement on March 16, 2020 and that IBKC intends to file an amendment to its 10-K to include the Part III information on March 17, 2020.

*         *          *

First Horizon acknowledges that:

•	First Horizon is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	First Horizon may not assert Staff comments as a defense in any proceeding initiated by the Commissioner or any person under the federal securities laws of the United States.

If you have any further comments or questions relating to the foregoing, please do not hesitate to contact H. Rodgin Cohen of Sullivan & Cromwell LLP at (212) 558-3534 or cohenhr@sullcrom.com.

Securities and Exchange Commission

March 17, 2020

Very truly yours,

/s/ Clyde A. Billings, Jr.

cc:	Robert B. Worley, Jr., IBERIABANK Corporation
H. Rodgin Cohen, Sullivan & Cromwell LLP
Mitchell S. Eitel, Sullivan & Cromwell LLP
Lee Meyerson, Simpson Thacher & Bartlett LLP
Sabastian Tiller, Simpson Thacher & Bartlett LLP
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